May 6, 2009

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	W&T Offshore, Inc. (the “Company”)
Registration Statement on Form S-3
Filed March 9, 2009
File No. 333-157793

Dear Mr. Schwall:

We have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are our responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2009. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to “we,” “us” and “our” herein refer to W&T Offshore, Inc. and its consolidated subsidiaries.

Registration Statement on Form S-3

General

1.	We will not be able to accelerate the effectiveness of your registration statement until you file your definitive proxy statement that you have incorporated by reference into your 10-K filed March 2, 2009.

Response: We acknowledge the Staff’s comment. The Company filed its definitive proxy statement on April 17, 2009.

Calculation of Filing Fee

2.	We note your statement that “this registration statement also covers an indeterminate amount of securities that may be issued in exchange for, or upon conversion or exercise of, the debt securities, preferred stock, depositary shares or securities warrants being

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registered.” While the number of securities underlying these exchangeable, convertible, or exercisable securities need not be determined at the time of effectiveness, the underlying securities must be included in the fee table. Please revise to indicate that all of the exchangeable, convertible, or exercisable securities are registered and included in the fee table.

Response: The Calculation of Registration Fee table has been revised as requested. Please refer to the table included in Amendment No 1.

Plan of Distribution, page 22

3.	We note your statement that if you use underwriters to sell your securities the underwriters may resell the securities at varying prices determined at the time of sale. In this regard, it appears that your securities may be issued in an “at the market” offering. Rule 415(a)(4) requires that in an “at the market” equity offering by the registrant, the underwriter must be named in a prospectus that is part of the registration statement. If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose.

Response: The Company respectfully submits that, in accordance with Rule 415(a)(iv), as amended pursuant to the December 2005 Securities Act reforms, it is no longer required, in connection with the registration of an “at-the-market” equity offering, to name the underwriters in the prospectus which is part of the registration statement that becomes effective. In particular, we refer to Section VA.(A)(iv)(1)(C) of the adopting release relating to the 2005 reforms (Release No. 33.8591), which states in relevant part:

“Under our revised [Rule 415(a)(iv)], an issuer that is registering a primary equity shelf offering pursuant to Rule 415(a)(1)(x) can register an “at-the-market” offering of equity securities without identifying an underwriter in its registration statement.”

The Company will name the underwriters, if any, in connection with any “at-the-market” equity offering in the relevant prospectus supplement.

Exhibit 5.1, Opinion of Counsel

4.	We note that you are a Texas corporation issuing equity securities, but that your legal opinion is limited to New York and federal law. For equity securities, counsel must opine upon the corporate laws of the jurisdiction of incorporation of the registrant. Please revise.

Response: The Opinion of Vinson & Elkins LLP has been revised as requested. Please refer to Exhibit 5.1 to Amendment No. 1.

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5.	Please revise the legal opinion to indicate that the warrants when issued are legal, binding obligations of the registrant.

Response: The Opinion of Vinson & Elkins LLP has been revised as requested. Please refer to Exhibit 5.1 to Amendment No. 1.

6.	Please confirm that you will file a clean legal opinion for each shelf takedown.

Response: The Company confirms that, in connection with any shelf takedown, it will file a legal opinion that omits the conditions contained in numbered paragraphs 1 through 4 of Exhibit 5.1 to the Registration Statement.

Should the Staff have any questions or comments, please contact the Company’s counsel, James M. Prince, at (713) 758-3710.

Very truly yours, W&T OFFSHORE, INC.

By:	/s/ Thomas F. Getten
Thomas F. Getten Vice President, General Counsel and Assistant Secretary